SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
103

[redacted]

09057389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 10888 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Keefe, Bruyette & Woods, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**787 Seventh Avenue**
(No. and Street)

| **New York** | **New York** | **10019** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Robert Giambrone** **(212) 887-6776**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**
(Name – *if individual, state last, first, middle name*)

| **345 Park Avenue** | **New York** | **New York** | **10154** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Robert Giambrone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Keefe, Bruyette & Woods, Inc.**, as of **December 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BENNET STEINBERG
NOTARY PUBLIC - STATE OF NEW YORK
NO. 02ST5048838
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES SEPT. 5, 20 09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
103

# KEEFE, BRUYETTE & WOODS, INC.

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

# Independent Auditor's Report

Board of Directors
Keefe, Bruyette & Woods, Inc.:

We have audited the accompanying statement of financial condition of Keefe, Bruyette & Woods, Inc. (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keefe, Bruyette & Woods, Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
103

# KEEFE, BRUYETTE & WOODS, INC.

Statement of Financial Condition

December 31, 2008

(Dollars in thousands, except per share information)

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 31,696 |
| Financial instruments owned, at fair value: | | |
| Equities | | 36,675 |
| Corporate and other debt | | 21,235 |
| Other investments | | 429 |
| | | 58,339 |
| Receivables from clearing brokers | | 158,993 |
| Accounts receivable | | 14,921 |
| Income taxes receivable | | 9,747 |
| Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $20,498 | | 17,977 |
| Other assets | | 42,842 |
| Total assets | $ | 334,515 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Financial instruments sold, not yet purchased, at fair value - Equities | $ | 11,162 |
| Income taxes payable | | 9,883 |
| Accounts payable, accrued expenses, and other liabilities | | 103,064 |
| Total liabilities | | 124,109 |
| Stockholder's equity: | | |
| Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 100 shares | | — |
| Retained earnings | | 210,406 |
| Total stockholder's equity | | 210,406 |
| Total liabilities and stockholder's equity | $ | 334,515 |

See accompanying notes to statement of financial condition.

**KEEFE, BRUYETTE & WOODS, INC.**

Notes to Statement of Financial Condition

December 31, 2008

(Dollars in thousands)

## (1) Organization and Summary of Significant Accounting Policies

### *(a) Organization and Basis of Presentation*

Keefe, Bruyette & Woods, Inc. (the Company) is principally a broker-dealer in securities and a market-maker in certain financial services' stocks and bonds and is subject to regulation and oversight by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions. The Company is a wholly owned subsidiary of KBW, Inc. (the Parent).

### *(b) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### *(c) Clearing Arrangements*

The Company has agreements with Pershing, a division of the Bank of New York, and Fortis Securities LLC, whereby Pershing and Fortis Securities LLC clear securities transactions for the Company, carry customers' accounts on a fully disclosed basis, and prepare various records and reports.

### *(d) Cash and Cash Equivalents*

Cash equivalents include investments with an original maturity of three months or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

### *(e) Fair Value of Financial Instruments*

The Company accounts for all financial instruments that are being measured and reported on a fair value basis in accordance with Statements of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. Under SFAS No. 157, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are credit spreads, the terms and liquidity of the instrument, the financial condition, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value. Financial assets and financial liabilities carried at contract amounts include receivables from clearing brokers. See Note 2 of the Notes to Financial Statements.

The Company adopted the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"), as of January 1, 2008. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the fair value option election, on an instrument-by-instrument basis, either at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. Such election must be applied to the entire instrument and not only a portion of the instrument. The Company applies the fair value option for certain eligible instruments, including certain private equity securities and limited partnership interests. Generally, the carrying values of these securities have been determined based on company performance and, in those instances where market values are readily ascertainable, by reference to recent significant events occurring in the marketplace or quoted market prices. The Company's partnership interests are recorded at fair value, which may consider information provided by general partners. These instruments had been accounted for by the Company at fair value prior to the adoption of SFAS No. 159 in accordance with the *AICPA Audit and Accounting Guide – Brokers And Dealers In Securities.* Therefore, there was no transaction adjustment recorded to opening retained earnings related to these investments

### *(f) Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements*

Securities purchased under resale agreements and securities sold under repurchase agreements are accounted for as collateralized financing transactions. The liabilities and assets, respectively, which result from these agreements, are recorded in the statement of financial condition at the amounts at which the securities were sold or purchased, respectively. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company did not hold collateral under resale agreements as of December 31, 2008.

### *(g) Furniture, Equipment and Leasehold Improvements*

Furniture and equipment are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

### *(h) Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance will be recorded.

Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined as prescribed by FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.*

## (2) Financial Instruments

The Company accounts for all financial instruments that are being measured and reported on a fair value basis in accordance with Statements of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, primarily market and income approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information set forth below according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using multiple valuation techniques, primarily a market approach. The valuation methodologies utilized are calibrated to observable market inputs. The Company considers recently executed transactions, market price quotations and various assumptions, including credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include certain corporate and other debt, including investment grade collateralized debt obligations ("CDOs") primarily collateralized by banking and insurance company trust preferred and capital securities, as well as certain restricted stock.

Level 3 is comprised of financial instruments whose fair value is estimated based on multiple valuation techniques, primarily a market approach. The valuation methodologies may utilize significant inputs that are unobservable from objective sources. The Company considers various market inputs and assumptions, such as recently executed transactions, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the market price quotations, quoted market price of similar publicly traded securities, as well as other measurements. Included in this category are certain corporate and other debt, including non-rated CDOs primarily collateralized by banking and insurance company trust preferred and capital securities and bank and insurance company trust preferred and capital securities, and other investments, including private equity securities and limited partnership interests. The Company did not own any other type of CDOs, including those collateralized by mortgage loans, in any period presented herein.

In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to SFAS No. 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

(Dollars in thousands)

**Assets at fair value as of December 31, 2008**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Financial instruments owned: | | | | |
| Equities | $ 19,169 | $ 6,267 | $ 10,396 | $ 35,832 |
| Corporate and other debt: | — | 21,192 | 43 | 21,235 |
| Other investments | — | — | 429 | 429 |
| Total non-derivative trading assets | 19,169 | 27,459 | 10,868 | 57,496 |
| Derivative financial instruments | 843 | — | — | 843 |
| Total assets at fair value | $ 20,012 | $ 27,459 | $ 10,868 | $ 58,339 |

**Liabilities at fair value as of December 31, 2008**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Financial instruments sold, not yet purchased- | | | | |
| Equities | $ 10,701 | — | — | $ 10,701 |
| Total non-derivative trading liabilities | 10,701 | — | — | 10,701 |
| Derivative financial instruments | 461 | — | — | 461 |
| Total liabilities at fair value | $ 11,162 | — | — | $ 11,162 |

The non-derivative trading assets and liabilities categories include securities such as listed equities, corporate and other debt, private equity securities and limited partnership interests. They are reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

The derivatives financial instruments are reported on a gross basis by level. The Company's derivative activities included in financial instruments owned and financial instruments sold, not yet purchased consist of writing and purchasing listed equity options. The fair value of the individual derivative contracts were reported gross in their respective levels based on the fair value hierarchy.

(Dollars in thousands)

## (3) Related Party Transactions

Included in other revenue are payments made pursuant to a transfer pricing agreement between Keefe, Bruyette & Woods Limited (KBWL) and the Company which amounted to $11,184 in 2008. The agreement provides for a payment to KBWL based on KBWL's expenses plus 5%. The agreement also provides that a payment to the Company be made by KBWL when KBWL's revenues exceed its expenses by 5%. The amount receivable from affiliates of the Company was $9,512 as December 31, 2008, which was included in other assets.

## (4) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2008 are as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Employee compensation and benefits | $ | 14,520 |
| Financial instruments owned, at fair value | | 2,678 |
| State NOL carryover | | 1,429 |
| Other | | 381 |
| Total deferred tax assets | | 19,008 |
| Deferred tax liabilities: | | |
| Accumulated depreciation and amortization of furniture, equipment and leasehold improvements | | (1,439) |
| Total deferred tax liabilities | | (1,439) |
| Net deferred tax assets | $ | 17,569 |

At December 31, 2008, the Company has net operating loss carryovers for state and local purposes of approximately $21,000 which are available to offset future state and local income and which expire over varying periods from 2013 through 2028.

Management believes that realization of the deferred tax asset is more likely than not based upon prior years' taxable income, the reversal of taxable temporary differences and anticipated future taxable income. There were no valuation allowances recorded against deferred tax assets at December 31, 2008.

(Dollars in thousands)

The Company had net unrecognized tax benefits, including interest, of approximately $6,492 as of January 1, 2008 and approximately $7,493 as of December 31, 2008, all of which, if recognized, would affect the rate. It is unlikely that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months. The gross unrecognized tax benefits, excluding interest, consist of the following components.

| | | Amount |
|---|---|---|
| Balance as of January 1, 2008 | $ | 7,251 |
| Additions based upon current year tax positions | | 356 |
| Additions for prior years tax positions | | 20 |
| Balance as of December 31, 2008 | $ | 7,627 |

The Company files a consolidated tax return with its parent in the U.S. federal jurisdiction and both combined and separate returns in various state and local jurisdictions. For federal tax purposes, years beginning after 2004 are still open to examination. For state and local purposes, years beginning after 2003 are still open to examination in all state and local jurisdictions, except New York State. The New York State tax returns are currently under examination for the 2002-2007 tax years. The New York City tax returns are currently under examination for the 2004-2005 tax years.

## (5) Net Capital Requirement

The Company is a registered broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC and FINRA. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. These rules also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum capital requirements are not met.

At December 31, 2008, the Company's regulatory net capital and excess net capital were $101,324 and $93,794, respectively.

## (6) Commitments and Contingencies

### *(a) Leases*

The Company leases its headquarters and other office locations under noncancelable lease agreements which expire between 2009 and 2016. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals.

(Dollars in thousands)

Future minimum lease payments as of December 31, 2008 are as follows:

| | | Lease payments |
|---|---|---|
| Year: | | |
| 2009 | $ | 13,326 |
| 2010 | | 13,372 |
| 2011 | | 13,250 |
| 2012 | | 13,284 |
| 2013 | | 13,185 |
| Thereafter | | 31,780 |
| | $ | 98,197 |

***(b) Litigation***

In the ordinary course of business, the Company may be a defendant or co-defendant in legal actions. At December 31, 2008, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves have been established in accordance with SFAS No. 5, *Accounting for Contingencies*. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

On January 12, 2009, Frederick J. Grede, as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc., filed a lawsuit in the United States District Court for the Northern District of Illinois against the Company and against Delores E. Rodriguez; Barry C. Mohr, Jr.; and Jacques De Saint Phalle (all former employees of the Company) and Cohen & Company Securities, LLC. Ms. Rodriguez and Mr. Mohr were employed by Cohen & Company subsequent to being employed by the Company and the complaint relates to activities by them at both the Company and their subsequent employer.

The complaint alleges that the Company recommended and sold to Sentinel Management Group structured finance products that were unsuitable for their purchase. The complaint alleges the following causes of action against the Company, aiding and abetting breach of fiduciary duty by an officer and director of Sentinel; commercial bribery; violations of federal and state securities laws; violation of the Illinois Consumer Fraud Act; negligence; unjust enrichment; and avoidance and recovery of fraudulent transfers. The complaint specifies that Sentinel sustained a loss associated with the sale of securities sold by the Company of $4,920, however various claims in the complaint seek to recover amounts substantially in excess of that amount up to an amount in excess of $130,000 representing amounts paid for all securities purchased from the Company regardless of suitability or related loss. The Company has not yet responded to the complaint but believes the claims are without merit and will defend these claims vigorously.

(Dollars in thousands)

## (7) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, primarily options, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

Also in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

### *(a) Broker-Dealer Activities*

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

### *(b) Derivative Financial Instruments*

The Company's derivative activities consist of writing and purchasing listed equity options. These derivatives are acquired for trading purposes and are included in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value in the accompanying statement of financial condition. As these derivatives are guaranteed by the exchange which such derivatives are transacted on, the respective exchange guarantees the credit risk exposure. If these exchanges completely fail, the maximum loss with respect to purchased options would have been $843 at December 31, 2008. As a writer of options, the Company receives a cash premium at the beginning of the contract period and bears the risk of unfavorable changes in the value of the financial instruments underlying the options. Options written do not expose the Company to credit risk.

In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional contract amounts, which are not included on the statement of financial condition, are used as a basis to calculate contractual cash flows to be exchanged and generally are not actually paid or received.

A summary of the Company's listed options are as follows:

| | Current notional amount | Average fair value | End of period fair value |
|---|---|---|---|
| December 31, 2008: | | | |
| Purchased options | $ 7,721 | $ 557 | $ 843 |
| Written options | $ 6,100 | $ 344 | $ 461 |

**(8) Concentrations of Credit Risk**

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock and debt of financial institutions. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

**(9) Employee Profit-Sharing and Retirement Plan**

The Company has a defined contribution profit-sharing and retirement plan (the Plan) in which all employees are entitled to participate based upon certain eligibility requirements. The Plan also contains a 401(k) portion covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) portion. The Company's contribution to the 401(k) portion of the Plan is determined based on 3% of employees' total compensation.

**(10) Stock-Based Compensation**

The Parent accounts for stock-based compensation in accordance with SFAS No. 123 (R), *Share-Based Payment* (SFAS 123 (R)). SFAS No. 123 (R) requires measurement of compensation cost for equity-based awards at the grant date fair value and recognition of compensation cost over the requisite service period. The Parent allocates the applicable compensation expense to the Company.

KPMG LLP
345 Park Avenue
New York, NY 10154

# Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Keefe, Bruyette & Woods, Inc.:

In planning and performing our audit of the financial statements of Keefe, Bruyette & Woods, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009